February 24, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

        Attn:   Mr. Mark Shuman

        Re:     Vital Products, Inc.
                Amendment No. 2 to Registration Statement on Form SB-2 Filed January 20, 2006
                File Number: 333-127915

Dear Mr. Shuman:

I am securities counsel for Vital Products, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to Registration Statement No. 333-127915, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated February 8, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.      We read your response to comment 1 of our letter dated
                October 14, 2005. We acknowledge that you have provided updated financial statements pursuant to Item 310(g). It is not clear, however, why the historical financial statements
                (including those of the predecessor, as previously filed) have been removed. Please clarify.

Response 1.     We have included the 2004/2003 audited financial statements in the Registration Statement.  They were removed in error.


Comment 2.      We read your response to comment 2 of our letter dated
                October 14, 2005. We do not however see where you have responded to our comment in its entirety. Please provide us with a narrative discussion detailing the course of events
                (i.e., acquisition of the assets from On the Go Healthcare), and provide us with an in-depth analysis of the accounting transactions that transpired as a result of the acquisition.
                Your analysis should cite the specific authoritative literature you used to support your accounting conclusions. We may have further comments.

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Response 2.     On July 5, 2005 Vital Products entered into a purchase and sale agreement with On the Go Healthcare, Inc. to purchase
                the equipment, moulds, dies and intangibles   used in the
                childcare division in exchange for a promissory note of $750,000 and $250,000 of common shares. OGHC filed a 8-K disclosing the sale on July 5, 2005 and included the sale and purchase agreement Per the sale and agreement , notably section 3.3 Allocation of Purchase price, the fair market value of the specific equipment, moulds and dies being acquired was $600,000 and Customer/Client Lists was valued at $400,000, which totals $1,000,000. The accounting entry recorded was as follows:

                Equipment                      $ 600,000(DR)
                Intangibles                    $ 400,000(DR)
                Common stock $                       100(CR)
                APIC                           $ 249,900(CR)
                Note Payable                   $ 750,000(CR)

                The accounting literature which was followed was SFAS 141and specifically paragraph 5 which calls for acquisitions to be recorded at the fair values exchanged. Paragraph 6 discusses using the fair value of the consideration given or the fair value of the assets acquired which is more clearly evident. As this was an arms length transaction it was recorded at the market value of the consideration given.

                Management has chosen to follow the fair value of the consideration given since it calls for $250,000 of common stock and a promissory note of $750,000.


Risk Factors, page 4

We may not be able to raise sufficient funds- page 7

Comment 3.      Considering the comment above, please provide us with a
                detailed analysis (using both qualitative and quantitative factors) of EITF 2-11 and APB 29 as it relates to the acquisition and the basis of your accounting (i.e., fair value) considering the fact that the shareholders of Vital
                Products were and continue to be shareholders of On the Go
                Healthcare. In addition, please ensure that the disclosure within management's discussion and analysis beginning on page 18 as in accordance with Item 303 of Regulation S-B and Financial Reporting Codification Section 501.04.
                Additional guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

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Response 3.     Per review of EITF 02-11 and APB 29 , which has now been
                replaced by SFAS 153, both these sections do not apply to the Vital acquisition of OGHC childcare division. The reasons for the are as follows:

                EITF 02-11.  Accounting for Reverse Spin-offs.

                The EITF 02-11 has been reviewed and the transaction was not a Reverse Spin-off. Per paragraph 1 " the entity(the "spinner") may transfer assets into a new legal spun off entity(the "spinnee") and distribute the shares of the spinnee to it's shareholders, without the surrender by the shareholders of any stock of the spinnor. Following this definition of a spin-off, no spin-off off or reverse spin-off occurred. The reasons are as follows: the shareholders of OGHC did not receive any shares of the new corporation on a pro-rata basis and OGHC took back a minor equity stake in the new company. Secondly, the transaction was not done as reorganization nor was it intended to be reorganization.
                The transaction was for a sale of a division to a third party. OGHC equity share of vital products is approximately 9.3%.
                The two largest shareholders of Vital Products Inc before the share issuance to OGHC amounted to over 56% and they are not related to OGHC nor do they have an equity stake in OGHC.

                EITF 02-11 does not apply to the transaction.

                APB 29, Accounting for Nonmonterary assets and SFAS 153 Exchange of Nonmonetary assets. Per paragraph 4 of APB 29 which states "The opinion does not apply to the following transactions". Item C of the paragraph states" acquisition of nonmonetary assets or services on issuance of capital stock of an enterprise and Item E states" A transfer of assets to an entity in exchange for an equity interest in that entity".

                Following that paragraph, APB 29 can't be used relating to the Vital Products Inc acquisition of the childcare division of OGHC.


Selling Securityholders, page 10

Comment 4.      We refer you to your statement on page 20 that the note to On the Go Healthcare for the assets you acquired has not been executed. As such note represents 75 percent of the consideration for the acquisition of the childcare division of On the Go Healthcare, please explain to us how the transaction was closed in light of your deficiency in paying a substantial portion of the consideration for the acquisition.
                Please also advise us why such note has not been filed as an exhibit to the registration statement.

Response 4.     The Parties to the acquisition, On the Go Healthcare and the
                Company, agreed at the time of the acquisition that the Note would be issued after the acquisition closed. Although the Note was not formally drafted at the time of the closing, the Parties understood that the Company was obligated to issue the Note. To satisfy its obligations pursuant to the acquisition, on February 23, 2006, the Company issued the Note. The Note has been included as an exhibit to the Registration Statement.


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Comment 5.      You state on page 20 that the note is due to be repaid upon the effectiveness of the registration statement. Please provide a complete discussion with respect to your capital resources and liquidity for the next 12 months particularly in light of your note obligation and cash requirements for operating your business.

Response 5.     The Company has added additional language to the risk factor section and the MD&A describing the Note.

Comment 6.      We note that exhibits 10.1 and 10.2 to your registration
                statement relate to an equity line financing arrangement with Dutchess Private Equities. We further refer you to comment 1 of our letter dated September 2, 2005 questioning the validity of such equity line financing arrangement in your specific context. Please advise us of the status of this equity line financing arrangement.

Response 6.     We respectfully advise the Staff that the equity line has been cancelled and the agreements terminated.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                                Regards,

                                                /s/  Amy M. Trombly
                                                _______________________________
                                                Amy M. Trombly
                                                Counsel for Vital Products, Inc.

cc:     Vital Products, Inc.


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